Via Facsimile and U.S. Mail
Mail Stop 4720

January 29, 2010

Mr. Alan P. Donenfeld
Chief Executive Officer, President and Chairman
Prevention Insurance.Com
c/o Paragon Capital LP
110 East 59th Street 29th Floor
New York, New York 10022

Re: **Prevention Insurance.Com**
          Form 10-K for Fiscal Year Ended April 30, 2009
          Forms 10-Q for Fiscal Quarters Ended July 31, 2009 and October 31, 2009
          File No. 000-32389

Dear Mr. Donenfeld:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Fiscal Year Ended April 30, 2009

General

1. Please amend your fiscal 2009 Form 10-K filing with revised Section 302 certifications that include disclosure regarding your responsibility for establishing and maintaining internal control over financial reporting.

Forms 10-Q for Fiscal Quarters Ended July 31, 2009 and October 31, 2009

General

2. The Section 302 certifications in your fiscal 2010 Form 10-Q filings omit the head note to item 4, which asserts your responsibility for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. Please amend your

fiscal 2010 Form 10-Q filings with revised Section 302 certifications that include these assertions.

* * * *

As appropriate, please amend your filings and respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant